Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002
713-860-2500
Fax:  713-860-2640

February 24, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-4628

Re:           Genesis Energy, L.P.
Registration Statement on Form S-3
Filed January 22, 2010
File No. 333-164483

Dear Mr. Schwall:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 19, 2010 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

General

1.	We are still considering your response letter dated January 27, 2010 regarding your Form 10-K and may have additional comments.

Response:  Based on the Staff’s letter to us dated February 22, 2010, we understand that the Staff has completed its review of our Form 10-K for the fiscal year ended December 31, 2008 and our Form 10-Q for the quarterly period ended September 30, 2009, and that all matters related thereto have been resolved.

Form S-3

2.
We note that you are registering the sale of over four million common units on behalf of selling unitholders that are affiliates of your general partner.  Given that the units are being registered on behalf of affiliates of your general partner, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:  The selling unitholders ceased being affiliates of our general partner on February 5, 2010, the date on which Denbury Resources Inc. sold all of its interest in our general partner to an investor group led by Quintana Capital L.P.  None of Denbury or any of its affiliates was a member of that investor group or otherwise acquired or retained any interest in our general partner.

The Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-860-2516 (direct line) or 713-860-2640 (fax).

Very truly yours,

GENESIS ENERGY, L.P.

By:  Genesis Energy, LLC, its general partner

By:  /s/  Robert V. Deere
Robert V. Deere, Chief Financial Officer